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December 14, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf and Erin Jaskot

Re:	Primech Holdings Pte. Ltd. Amendment No. 4 to Registration Statement on Form F-1 Filed November 14, 2022 File No. 333-264036

Dear Mr. Fetterolf and Ms. Jaskot:

On behalf of our client, Primech Holdings Pte. Ltd., a Singapore company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1filed on November 14, 2022 (the “Registration Statement”) contained in the Staff’s letter dated December 9, 2022 (the “Comment Letter”).

The Company has publicly filed an amendment number 5 to registration statement on Form F-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 4 to Registration Statement on Form F-1 filed November 14, 2022

Taxation, page 127

1.	We note your response to comment 1, as well as your revised disclosure removing the disclosure that “this section is the opinion of Loeb & Loeb LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law.” However, as your disclosure continues to state that that this section is the opinion “of Baker & McKenzie. Wong & Leow, insofar as it relates to legal conclusions with respect to matters of Singapore tax law,” please revise the disclosure in this section in accordance with Section III of Staff Legal Bulletin No. 19 to clearly state the opinion of Baker & McKenzie for each applicable material tax consequence. Please remove disclosure indicating that the Singapore tax law discussion is general in nature, that the statements are not to be regarded as advice on the tax position of any holder, and remove any limitations on reliance. In the alternative, to the extent you believe such a tax opinion is not required, please remove the tax opinion of Baker & McKenzie as well as the related language indicating that the tax disclosure is their opinion.

Response: We have removed the tax opinion of Baker & McKenzie. Wong & Leow as well as the related language on page 127 of the Amendment in response to the Staff’s comment.

Item 8. Exhibits, page II-2

2.	For each of the new facility agreements discussed under the sub-heading “Bank Facilities and Personal and Corporate Guarantees” on page 103, including the ones that replaced a prior agreement, please file the new agreements as exhibits to this registration statement. In this regard, your exhibit index appears to only include the prior agreements.

Response: The Company has filed the new facility agreements in response to the Staff’s comment.

General

3.	We note your disclosure on the resale prospectus cover page stating that no sales of the shares covered by the prospectus shall occur until the ordinary shares sold in the initial public offering begin trading on Nasdaq. However, you also state that shares sold by the selling shareholder prior the listing or quotation will take place at the assumed public offering price. Please revise to reconcile the disclosure and indicate whether any resales will be made before the shares in the initial public offering begin trading. If so, please confirm that you will specify prior to effectiveness the fixed price at which or price range within which the selling shareholder will sell their shares and revise the resale prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. If not, please revise your resale prospectus cover page to remove the reference to the assumed public offering price and clarify that the selling shareholder will sell their shares only once trading of your common stock begins. Please also revise the public offering prospectus cover page to clarify whether the offering is contingent on approval of the Nasdaq listing. Please also ensure that the disclosure in your risk factor on page 35 entitled “The offering price of the primary offering and resale offering could differ” accurately describes the manner in which the resale offering will be conducted.

Response: The Company has revised the cover pages of the public offering prospectus and resale prospectus and page 35 in response to the Staff’s comments.

4.	To the extent that the resale offering will not take place until the ordinary shares are listed on Nasdaq, please make this clear on the public offering prospectus cover page. As currently drafted, it appears that the primary and resale offering are part of the same firm commitment offering and will be conducted simultaneously. In addition, please remove the statement on the resale prospectus cover page stating that prior to the offering there has been no public market for the ordinary shares, as at the time shares are sold in the resale offering the primary offering will be complete and there will already be a public market for the shares.

Response: The Company has revised the cover page of the public offering prospectus, page 32, and the cover page of the resale prospectus in response to the Staff’s comment.

5.	Where you discuss “this offering” on your resale prospectus cover page and “the offering” on page Alt-13, please revise to clarify whether you are referring to your underwritten initial public offering. In this regard, we note that you define “Offering” as the initial public offering on page Alt-10. Additionally, while footnote (1) on page Alt-13 states that the anticipated amount of shares outstanding after the offering assumes that “all of our Ordinary Shares to be sold by the Selling Shareholder pursuant to the Resale Prospectus filed contemporaneously herewith are sold,” the amount disclosed of 37,500,000 shares appears to only include the current amount outstanding and the amount of shares offered by you but not the selling shareholder. Please revise to reconcile, and in revising your disclosure, state the anticipated outstanding amount of shares after both the initial public and resale offerings.

Response: The Company has revised the F-1 on page Alt-10, Alt-13 and other places to the extent appropriate in response to the Staff’s comments.

6.	Where you disclose that your “Controlling Shareholder will hold more than 50% of the voting power for the election of directors” on the resale prospectus cover page, please revise to name your controlling shareholder and also disclose the anticipated percentage ownership assuming completion of both the initial public offering and the resale offering.

Response: The Company has revised the cover page of the Resale Prospectus in response to the Staff’s comments.

7.	Please revise your resale prospectus summary to conform to your initial public offering prospectus summary, as applicable. In this regard, we note that your summary risk factors on pages Alt-3 discuss the risk that you “may incur losses in the future,” but your summary risk factor on page 3 discusses that you “incurred a net loss in FY 2022.” Also disclose that your Clean Mark Gold Award may not be renewed in your resale summary risk factors.

Response: The Company has revised pages Alt-3-4 of the Resale Prospectus in response to the Staff’s comments.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Ken Ho